Exhibit 2.2

AMENDMENT NO. 1 TO

PURCHASE AND SALE AGREEMENT

This Amendment No. 1 to Purchase and Sale Agreement (this “Amendment”) is dated as of April 11, 2006, by and among Avago Technologies Limited, a company organized under the laws of Singapore (“Seller Parent”), Avago Technologies Imaging Holding (Labuan) Corporation, a company organized under the laws of Labuan (“Seller”), Marvell Technology Group Ltd., a Bermuda corporation (“Purchaser Parent”), and Marvell International Technology Ltd., a Bermuda corporation (“Purchaser”) (each, a “Party” and collectively, the “Parties”).

W I T N E S S E T H:

WHEREAS, the Parties have previously entered into a Purchase and Sale Agreement dated as of February 17, 2006 (the “Signing Date” and such Purchase and Sale Agreement being hereinafter referred to as the “Purchase Agreement”);

WHEREAS, the Purchase Agreement provides that the parties thereto may amend such agreement at any time by written agreement of each party thereto;

WHEREAS, capitalized terms not defined in this Amendment have the respective meanings ascribed to such terms in the Purchase Agreement;

WHEREAS, Section 8.1 of the Purchase Agreement provides that the Closing shall take place on the second Business Day immediately following the satisfaction or, to the extent permitted, waiver of all of the conditions in Article VII (other than those conditions which by their nature are to be satisfied or, to the extent permitted, waived at the Closing but subject to the satisfaction or, to the extent permitted, waiver of such conditions), or at such other time, date and place as shall be fixed by the mutual agreement of the Parties; and

WHEREAS, the Parties desire that the Closing occur on May 1, 2006, or as soon thereafter as reasonably practicable.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1.1           Section 7.1(b)

Section 7.1(b) of the Purchase Agreement is hereby amended and restated in its entirety to read “Reserved.”

1.2           Section 7.3(a)

Section 7.3(a) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“Accuracy of Representations and Warranties of Seller and the Other Sellers. The representations and warranties of Seller Parent, Seller and the Other Sellers contained in this Agreement and the other Transaction Documents (i) that are qualified as to “Seller Material Adverse Effect” shall be true and correct on the date of this Agreement and on the Closing Date as though made on the Closing Date (except (y) to the extent such representations and warranties by their terms speak as of an earlier date, in which case they shall be true and correct as of such date and (z) for those representations and warranties set forth in Sections 4.5 through 4.8, Sections 4.10 through 4.23 and Section 4.26, which shall be true and correct on the date of this Agreement and on April 4, 2006 as though made on April 4, 2006); and (ii) that are not qualified as to “Seller Material Adverse Effect” shall be true and correct on the date of this Agreement and on the Closing Date as though made on the Closing Date (except (y) to the extent such representations and warranties by their terms speak as of an earlier date, in which case they shall be true and correct as of such date and (z) for those representations and warranties set forth in Sections 4.5 through 4.8, Sections 4.10 through 4.23 and Section 4.26, which shall be true and correct on the date of this Agreement and on April 4, 2006 as though made on April 4, 2006), except for such failures to be true and correct which would not, individually or in the aggregate, have a Seller Material Adverse Effect; and Purchaser shall have received a certificate signed by an authorized officer of Seller Parent, Seller and the Other Sellers to such effect.”

1.3           Covenants

Purchaser hereby agrees, including for purposes of the last sentence of Section 4.27 of the Purchase Agreement, that, to Purchaser’s Knowledge, Seller, Parent Seller and the Other Sellers have been in material compliance through April 4, 2006 with the covenants contained in the Purchase Agreement. Accordingly, notwithstanding Section 4.27 of the Purchase Agreement, Purchaser shall not be entitled to assert a failure of the Closing condition contained in Section 7.3(b) of the Purchase Agreement to the extent Purchaser had Knowledge of Seller’s, Parent Seller’s or the Other Sellers’ failure to be in material compliance through April 4, 2006 with any covenant contained in the Purchase Agreement.

1.4           Section 7.3(e)

Section 7.3(e) of the Purchase Agreement is hereby amended and restated in its entirety to read “Reserved.”

1.5           Section 7.3(f)

Section 7.3(f) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“No Seller Material Adverse Effect. Between the date of this Agreement and April 4, 2006, there shall have been no event, condition, change or development, worsening of any existing event, condition, change or development (except as relates to Excluded Assets, the failure to transfer to Purchaser the Excluded Assets or any failure to obtain a consent with respect to CAD Licenses to the extent provided in Section 6.18 hereto) that, individually or in combination with any other event, condition, change, development or worsening thereof, has had or would reasonably be expected to have a Seller Material Adverse Effect.”

1.6           Section 8.1

Section 8.1 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“Unless this Agreement shall have been terminated pursuant to Article X hereof, the closing of the sale and transfer of the Purchased Assets and the other transactions hereunder (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 135 Commonwealth Drive, Menlo Park, CA 94025 at 7:00 a.m., local time, and in such other places as are necessary to effect the transactions to be consummated at the Closing, on May 1, 2006 (such date of the Closing being herein referred to as the “Closing Date”), subject to the satisfaction or, to the extent permitted, waiver of all of the conditions in Article VII (other than those conditions which by their nature are to be satisfied or, to the extent permitted, waived at the Closing but subject to the satisfaction or, to the extent permitted, waiver of such conditions), or if such satisfaction or waiver has not occurred, the second Business Day immediately following such satisfaction or, to the extent permitted, waiver. The effective time (“Effective Time”) of the Closing for tax, operational and all other matters shall be deemed to be 12:01 a.m., local time in each jurisdiction in which the Business is conducted, on the Closing Date. No later than April 24, 2006 (the “Notice Delivery Date”), each party shall deliver to the other a written notice (a “Closing Notice”) identifying any circumstances of which it has Knowledge that would reasonably be expected to cause any of the conditions in Article VII to not be satisfied as of the Notice Delivery Date (other than those conditions which by their nature are to be satisfied at the Closing) (it being understood that a party shall not be entitled to refuse to consummate the transactions contemplated by this Agreement for failure of any condition in Article VII to be satisfied to the extent such refusal is based on any circumstance of which such party had Knowledge on the Notice Delivery Date if such circumstance would reasonably have been expected to cause any of the conditions in Article VII to not be satisfied as of the Notice Delivery Date (other than those conditions which by their nature are to be satisfied at the Closing) and if such party did not describe such circumstance in reasonable detail in such party’s Closing Notice).”

1.7           Section 10.1(b)

Section 10.1(b) of the Purchase Agreement is hereby amended by substituting “May 31, 2006” for “April 18, 2006.”

1.8           Section 4.5(b)

Clause (iv) of the first sentence of Section 4.5(b) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(iv) a subleasehold interest pursuant to the form of sublease attached hereto as Exhibit J (the “Sublease”) in certain real property located at 4238 SW Research Way, Corvallis, OR 97333 pursuant to that certain Lease Agreement dated April 21, 2000 by and between Owyhee River LLC, as landlord, and Angel, as predecessor in interest to U.S. R&D, as tenant (the “Corvallis Lease”).”

1.9           Elective FTO; Malaysia Pay In Lieu of Notice; China Severance

(a)           Notwithstanding the provisions of Section 6.6(g) of the Purchase Agreement, to the extent Seller pays (whether by way of direct payment, reimbursement, adjustment to working capital or otherwise) Angel (in an amount not to exceed $250,000) or, at the direction of Purchaser, any Transferred Employee the amount of any accrued but unused vacation time (including flexible time off and sick leave, the “FTO Liabilities”) for Transferred Employees in Malaysia, California or elsewhere, as to which indemnification by the Purchaser is not required under Section 6.6(g) of the Purchase Agreement, together with any employment taxes payable to a Governmental Authority by Seller or Angel that are related thereto (the “Employment Taxes”), then Purchaser shall reimburse Seller the amount of such FTO Liabilities and Employment Taxes in cash within thirty (30) days of Purchaser’s receipt of Seller’s written notice of the payment thereof.

(b)           Notwithstanding anything in the Purchase Agreement to the contrary, Purchaser agrees to indemnify, defend and hold harmless each Seller Indemnified Party from and against, and shall compensate and reimburse each Seller Indemnified Party for, all Losses imposed upon or incurred by such Seller Indemnified Party with respect to any claims for pay in lieu of notice (whether based on a contractual claim or applicable Law) made by or on behalf of any Transferred Employee in Malaysia that arise out of the termination of such Transferred Employee in connection with the transactions contemplated by the Purchase Agreement.

(c)           Notwithstanding anything in the Purchase Agreement to the contrary, Purchaser agrees to indemnify, defend and hold harmless each Seller Indemnified Party from and against, and shall compensate and reimburse each Seller Indemnified Party for, one-half of all Losses imposed upon or incurred by such Seller Indemnified Party with respect to any claims that may arise as a result of, or are in any way related to, the termination of the employment relationship between the Business Employees in the People’s Republic of China and Seller, including, but not limited to, any claims for severance, claims for wrongful termination, or claims for insufficient notice or payment in lieu of notice, but only to the extent such Losses do not arise from the gross negligence or willful misconduct of such Seller Indemnified Party. Seller Parent, Seller and the Other Sellers represent and warrant to Purchaser that, to Seller’s knowledge, neither Seller nor any Seller Party has any Liabilities relating to or arising out of the termination of the employment relationship between the Business Employees in the People’s Republic of China and Seller.

1.10         New Exhibit J

The Purchase Agreement is hereby amended by adding as Exhibit J thereto the form of Sublease attached hereto as Attachment 1.

1.11         Delayed Closing; Transition Issues

(a)           The Parties acknowledge and agree that notwithstanding the provisions of the Purchase Agreement, including without limitation Sections 2.1, 6.6 and 6.7, the consummation of the transfer and conveyance to Purchaser’s Affiliate in Malaysia of the Purchased Assets located in Malaysia and the employment by Purchaser or one or more of its Affiliates of Transferred Employees in Penang, Malaysia (such consummation, the “Delayed Closing”) will not occur on the Closing Date and will instead be consummated as soon as practicable thereafter and no later than the six-month anniversary of the Closing Date, and no breach or default of the Purchase Agreement will be deemed to have occurred as a result of not transferring such assets or employing such Transferred Employees at the Closing. The Parties will enter into, or will cause their respective applicable Subsidiaries to enter into, on or prior to the Closing, the following agreements on terms and conditions mutually acceptable to each of the Parties, in addition to such other agreements or other instruments as the parties may agree: (i) an amendment to the Master Separation Agreement providing for the provision of services by Seller Parent’s Subsidiaries to Purchaser in Penang, Malaysia (such services (y) to include, without limitation, the sorting, assembly and testing of all semiconductor wafers supplied by Purchaser and drop shipping to Purchaser’s customers or warehouse, and the dedication of the Business Employees in Malaysia as set forth in such amendment, and (z) to be billed monthly in advance at Seller’s fully loaded cost, without proration of fixed costs for either (1) the provision of services for less than a full month or (2) for a reduction in the usage of services by Purchaser compared to the usage set forth in Annex A to the Master Separation Agreement, as in effect on the Closing Date); and (ii) with respect to the Purchased Assets in Malaysia, Local Asset Transfer Agreements providing for the transfer of the Purchased Assets in Malaysia (it being understood that the transfer of such assets may take place in stages, and that the Parties will enter into one or more Local Asset Transfer Agreements, as required by local law, to effectuate the transfer of title in such Purchased Assets on the schedule to be mutually agreed upon by the Parties, but in any event no later than the six-month anniversary of the Closing Date). To the extent permitted by Law and to the extent not recovered by Seller or one of its Affiliates under the Master Separation Agreement, as such agreement may be amended from time to time, or any Separation Agreements entered into in connection therewith, Purchaser (a) shall assume the Assumed Liabilities with respect to Malaysia as of the Closing Date, and (b) to the extent any such Assumed Liabilities are not assumed as of such Closing Date, shall indemnify each Seller Indemnified Party with respect thereto pursuant to Section 9.1(b)(iii) of the Purchase Agreement. After the Closing, there will be no conditions to closing with respect to the Delayed Closing.

(b)           The Parties further acknowledge and agree that, notwithstanding the provisions of the Purchase Agreement, including without limitation Section 2.3(b), Seller Parent shall cause its Subsidiaries to provide reasonable access to their respective facilities to Purchaser and its Affiliates for purposes of ensuring that the transfer of the Purchased Assets can be accomplished as expeditiously as possible and without unreasonable disruption to the operation of the Business from and after the Closing.

In connection therewith:

(i) with respect to the Shanghai facility, the Parties shall cooperate with one another to have executed as soon as possible by the landlord under the China Lease and by the Chinese Affiliate of Purchaser a new lease identical to the China Lease (but for the term thereof, which shall be solely for the remaining term of the China Lease) in order to permit such Affiliate to obtain the Consent of the relevant Governmental Authority to operate a branch office for the Business on the premises covered by the China Lease;

(ii) with respect to the Boise facility, Seller shall cause U.S. R&D to promptly execute the Fourth Amendment to the Boise Lease in the form attached hereto as Attachment 2 (the “Fourth Amendment”) and shall cause U.S. R&D to use commercially reasonable efforts to cause Owyhee River LLC (the “Boise Lessor”) to promptly execute the Fourth Amendment. In connection with the execution of the Fourth Amendment, (y) Seller shall cause U.S. R&D to use commercially reasonable efforts to cause the Boise Lessor to undertake and diligently prosecute to completion the capital improvements as contemplated by the Fourth Amendment to be made to the Boise facility (the “Capital Improvements”), and (z) Purchaser Parent and Purchaser confirm they have reviewed, consented to and approved U.S. R&D’s execution of the Fourth Amendment and that all expenses Seller or any Seller Subsidiaries incur in connection with the Capital Improvements to the extent that such expenses are not reimbursed as a component of the Suite 125 Work (as defined in the Fourth Amendment) covered by the Tenant Allowance (as defined in the Fourth Amendment) from the date hereof through the Closing shall be for the account of the Purchaser and shall be reimbursed to Seller on the Closing Date (or, to the extent such expenses have not been invoiced as of the Closing Date, no later than 30 days after the receipt by Purchaser of such invoice);

(iii) with respect to the Corvallis facility, the Parties shall enter into a letter agreement in the form attached here to as Attachment 3 which provides for certain rights and obligations with regard to the installation of certain information technology equipment as more particularly set forth therein (it being understood that: (x) no failure of either Party to perform its obligations thereunder shall give rise to a right of the other Party to delay the Closing; (y) Purchaser Parent hereby indemnifies, defends and holds harmless each Seller Indemnified Party from and against, and shall compensate and reimburse each Seller Indemnified Party for, all Losses imposed upon or incurred by such Seller Indemnified Party as a result of any claim arising from or otherwise related to the performance by Purchaser and its Affiliates of their respective obligations under such letter agreement; and (z) no work contemplated by such letter agreement may be commenced without the lessor’s prior written consent, if required (which U.S. R&D shall use commercially reasonable efforts to obtain as promptly as practicable));

(iv) with respect to each of the Boise facility and the Corvallis facility, Seller shall, and shall cause the Seller Subsidiaries to, permit Purchaser or its agents access to the Boise facility and the Corvallis facility from the date hereof to the Closing Date for the purposes of connecting Purchaser’s networks and systems to the existing cabling and wiring; and

(v)  Purchaser Parent hereby indemnifies, defends and holds harmless each Seller Indemnified Party from and against, and shall compensate and reimburse each Seller Indemnified Party for, all Losses imposed upon or incurred by such Seller Indemnified Party as a result of any claim arising from or otherwise related to the access to the facilities of Seller Parent and its Subsidiaries afforded to Purchaser and its Affiliates under this clause Section 1.11(b).

1.12         HP License Agreement

At the Closing, Purchaser Parent shall execute and deliver to Seller Parent the license agreement attached hereto as Attachment 4 and shall pay to Seller Parent $2,750,000, which amount Seller Parent shall promptly remit to The Hewlett-Packard Company.

1.13         Insurance Proceeds

From and after April 4, 2006, upon acquiring knowledge of any damage (other than immaterial damage), destruction or loss to, or condemnation of, any material Purchased Asset or any facility located at the Assigned Real Property or the Subleased Real Property, Seller agrees,  or shall cause its Affiliates, to (a) promptly notify Purchaser, (b) make all available claims against insurance policies covering such Purchased Asset or facility (the “Pre-Closing Insurance Claims”) and (c) consult with Purchaser as to the application of any and all insurance proceeds with respect thereto to repair, replace or restore such Purchased Asset or facility. Any and all proceeds received by Seller Parent, Seller or any Seller Party in connection with the Pre-Closing Insurance Claims (other than such proceeds used to replace the damaged or destroyed Purchased Assets or facilities in accordance with clause (c) of the immediately preceding sentence) shall be Purchased Assets, notwithstanding anything to the contrary contained in Exhibit F to the Purchase Agreement.

1.14         Miscellaneous

(a)           Except as specifically provided for in this Amendment, the terms of the Purchase Agreement shall be unmodified and shall remain in full force and effect.

(b)           This Amendment may be executed in counterparts, each of which shall be deemed to be an original and both of which together shall be deemed to be one and the same instrument. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Amendment.

(c)           This Amendment shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns, except that neither this Amendment nor any rights or obligations hereunder shall be assigned or delegated by either Party; provided, however, Purchaser may assign any or all of its rights and obligations under this Amendment to any wholly-owned (other than director qualifying shares) direct or indirect Subsidiary of Purchaser (provided that no such assignment shall release Purchaser from any obligation under this Amendment) or to a lender of Purchaser as collateral for bona fide indebtedness for money borrowed in connection with a merger, consolidation, conversion or sale of assets of Purchaser. This Amendment is not intended to confer upon any person or entity other than the Parties and their permitted assigns any rights or remedies.

(d)           This Amendment may be amended only by a written instrument signed by each of the Parties. No provision of this Amendment may be extended or waived orally, but only by a written instrument signed by the Party against whom enforcement of such extension or waiver is sought. All notices and other communications provided for herein shall be dated and in writing.

(e)           Any indemnification required under this Amendment shall be subject to Sections 9.3 and 9.4 of the Purchase Agreement.

(f)            This Amendment and all claims arising out of this Amendment shall be governed by, and construed in accordance with, the Laws of the State of California, without regard to any conflicts of law principles that would result in the application of any law other than the law of the State of California.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 1 to Purchase and Sale Agreement to be duly executed as of the date first above written.

AVAGO TECHNOLOGIES LIMITED

By:	/s/ James H. Greene
Name: James H. Greene, Jr.
Title: Director

AVAGO TECHNOLOGIES IMAGING HOLDING (LABUAN) CORPORATION

By:	/s/ Rex Jackson
Name:		Rex Jackson
Title:		Director

MARVELL TECHNOLOGY GROUP LTD.

By:	/s/ Tom Crickett
	Name:	Tom Crickett
	Title:	Asst. General Manager

MARVELL INTERNATIONAL TECHNOLOGY LTD.

By:	/s/ Tom Crickett
	Name:	Tom Crickett
	Title:	Alternate Director

[SIGNATURE PAGE TO PSA AMENDMENT NO. 1]

ATTACHMENT 1

EXHIBIT J

FORM OF SUBLEASE

(see attached)

ATTACHMENT 2

BOISE LEASE 4TH AMENDMENT

(see attached)

ATTACHMENT 3

CORVALLIS LETTER AGREEMENT

(see attached)

ATTACHMENT 4

HP LICENSE AGREEMENT

(see attached)